Profit and Loss

Masa y Mas
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Consulting	$1,086.00
Sales	$330,264.31
Tips Income	$254.00
Unapplied Cash Payment Income	$3,089.25
Total for Income	**$334,693.56**
Cost of Goods Sold	
Cost of Goods Sold	$91,697.59
Total for Cost of Goods Sold	**$91,697.59**
Gross Profit	**$242,995.97**
Expenses	
Advertising & Marketing	$814.76
Auto	0
Gas	$1,863.03
Parking & Tolls	$1,043.46
Registration	$27.00
Repair & Maintenance	$800.55
Total for Auto	**$3,734.04**
Bank Charges	0
Bank Charges & Fees	$43.07
Interest Paid	$1,151.80
QuickBooks Payments Fees	$1,378.06
Total for Bank Charges	**$2,572.93**
Contractors	$1,713.18
Delivery Truck	$50.00
Dues	$1,613.34
Employee Benefits	$390.00
Employee Extra's	$911.20
Equipment Rental	$6,400.40
Insurance	$1,592.24
Job Supplies	$787.52
Kitchen Equipment	$775.68
kitchen Supplies	$22,391.28
Legal & Professional Services	$1,301.25
Meals & Entertainment	$661.54
Office Supplies & Software	$4,247.42
Payroll	0
Payroll Taxes	$5,199.11
Salaries & Wages	$71,007.18
Total for Payroll	**$76,206.29**

Profit and Loss

Masa y Mas
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Rent & Lease	$94,194.00
Repairs & Maintenance	$5,640.02
Research & Development	$924.24
Taxes & Licenses	0
Alameda County	$211.00
City of Berkeley	$1,077.18
City of Oakland	$126.32
City of SF	$61.00
Federal	$214.99
Sonoma	$345.00
State of CA	$1,730.45
Total for Taxes & Licenses	**$3,765.94**
Transportation - Local	$824.50
Travel	$1,080.84
Uniform	$450.93
Utilities	$20,919.80
Total for Expenses	**$253,963.34**
Net Operating Income	**-$10,967.37**
Other Income	
Grant Income	$5,000.00
Interest	$2.05
Rental Income	$68,856.00
Tips Income 1	$481.59
Total for Other Income	**$74,339.64**
Other Expenses	
Net Other Income	**$74,339.64**
Net Income	**$63,372.27**

Balance Sheet

Masa y Mas
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Acorn Savings	$3,463.62
Bolita Savings (7120)	$18,626.14
Cash	$450.63
Checking (9069)	$4,078.80
Money market (1662)	$6,351.49
Venmo	-$5,301.83
Total for Bank Accounts	**$27,668.85**
Accounts Receivable	
Other Current Assets	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$27,668.85**
Fixed Assets	
2023 Mercedes sprinter 2500	$81,865.28
Equipment	$18,326.93
Kitchen Asset Purchase	$63,283.00
MacBook Pro	$1,703.00
Torilla Oven - Used	$11,000.00
Total for Fixed Assets	**$176,178.21**
Other Assets	
Security Deposit for Kitchen Rental	$14,000.00
Total for Other Assets	**$14,000.00**
Total for Assets	**$217,847.06**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Credit card (5394)	$6,997.61
Total for Credit Cards	**$6,997.61**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	$3,424.03
Sales Tax Payable	-$81.73
Total for Other Current Liabilities	**$3,342.30**
Total for Current Liabilities	**$10,339.91**

Balance Sheet

Masa y Mas
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Armando Rosales Montalvo	$25,000.00
Bertha & Ignacio Delgadillo - Loan	$25,000.00
ICA	$50,000.00
Rental Deposit	$2,850.00
Teresa Galvan - Loan	$30,000.00
Van Loan	$49,804.40
Total for Long-term Liabilities	**$182,654.40**
Total for Liabilities	**$192,994.31**
Equity	
Retained Earnings	$108,806.29
Net Income	$63,372.27
Owner's Investment	$48,073.75
Owner's Pay & Personal Expenses	-$195,399.56
Total for Equity	**$24,852.75**
Total for Liabilities and Equity	**$217,847.06**

Masa y Mas

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	71,933.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-8,561.00
Credit card (5394)	7,001.23
California Department of Tax and Fee Administration Payable	2,071.52
Sales Tax Payable	-1,728.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,217.06**
Net cash provided by operating activities	**$70,716.21**
INVESTING ACTIVITIES	
Torilla Oven - Used	-11,000.00
Net cash provided by investing activities	**$ -11,000.00**
FINANCING ACTIVITIES	
Rental Deposit	1,000.00
Van Loan	-10,342.40
Owner's Investment	1,403.00
Owner's Pay & Personal Expenses	-61,721.85
Net cash provided by financing activities	**$ -69,661.25**
NET CASH INCREASE FOR PERIOD	**$ -9,945.04**
Cash at beginning of period	37,613.89
CASH AT END OF PERIOD	**$27,668.85**